Exhibit 12.1
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Six Months Ended June 30,				Fiscal Year Ended December 31,
	2005		2004		2004		2003		2002		2001		2000
Income from continuing operations before income taxes	$2,133		$27,010		$82,958		$34,741		$21,546		$6,222		$27,474
Add: fixed charges from below	37,155		17,257		34,025		19,757		20,488		27,981		36,924

Earnings before fixed charges	39,288		44,267		116,983		54,498		42,034		34,203		64,398
Interest expense (including amortization of debt issue costs)	31,507		12,464		24,458		11,124		12,055		20,581		30,891
Capitalized interest	—		—		—		—		—		—		—
Interest component of operating leases	5,648		4,793		9,567		8,633		8,433		7,400		6,033

Fixed charges	37,155		17,257		34,025		19,757		20,488		27,981		36,924
Ratio of earnings to fixed charges	1.06	x	2.57	x	3.44	x	2.76	x	2.05	x	1.22	x	1.74	x

(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes plus fixed charges. Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental expense, approximately 33%, which management believes is representative of the interest component.